SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 – Funcionários
Cep: 30.140-170 – Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

André Machado Mastrobuono
CEO, CFO and Head of Investor Relations

Ricardo Antunes Agostini
Finance Executive Director

Renata Pantoja
Investor Relations Manager
Phone: +55 31 9933-3535

TELE NORTE CELULAR PARTICIPAÇÕES S.A. REPORTS
ITS FOURTH QUARTER 2007 AND YEAR-END 2007 RESULTS

- EBITDA of R$144.6 million or 31.3% of net service revenues in 2007, the best result since 2003
- Client Base reached 1,416,620 in 2007, 17% up from 2006
- The company posted net income for the first time since 2003
- Net debt / EBITDA ratio significantly improved, decreasing to 1.11

Belo Horizonte, Brazil, February 26, 2008 – Tele Norte Celular Participações S.A. (BOVESPA: TNCP3 (Common)/TNCP4 (Preferred); NYSE: TCN), the holding company of the wireless telecommunications service provider in the Brazilian states of Amapá, Amazonas, Maranhão, Pará and Roraima, today announced its fourth quarter and year-end 2007 results. The Company added 104,755 and 205,840 new clients in 4Q07 and 2007, respectively, increasing its client base to 1,416,620. EBITDA reached R$61.0 million in the 4Q07, representing 48.1% of net service revenues. In the year, EBITDA was R$144.6 million, representing 31.3% of net service revenues.

Operating Highlights:

Client base reached 1,416,620

The Company’s client base reached 1,416,620 in the fourth quarter of 2007, representing growth of 8.0% and 17.0% over the client base recorded in 3Q07 and 4Q06, respectively.

In the fourth quarter, the prepaid client base grew by 100,557, to 1,204,067 clients, representing 85% of the total client base. The postpaid client base increased by 4,198, reaching 212,553 by the end of the quarter, representing 15% of the total client base.

www.telenorteholding.com.br - 1/13

Churn Rate

During the fourth quarter, annualized churn rate for the prepaid client segment decreased to 37.7%, compared to the 52.5% recorded in the 3Q07. This reduction is related to improved client retention initiatives and better client base quality. In 2007, prepaid churn rate reached 43.6%, 18.8 p.p. lower than 2006. This decrease is associated to successful campaigns to attract and retain clients.

Annualized churn rate for the postpaid segment, which accounts for most of the revenues generated, reached 21.7% in the 4Q07, 1.4 p.p. lower than the 3Q07. This reduction is a result of improved client base quality and better retention initiatives. In 2007, postpaid churn rate reached 24.7%, below the 25.1% recorded in 2006.

As a result, blended annualized churn rate decreased to 35.2% in the 4Q07, compared to 47.7% registered in the previous quarter. In 2007, blended churn rate reached 40.4%, a 14.5 p.p. reduction when compared to the 54.9% recorded in 2006.

Operating Revenues

Net service revenues totaled R$126.9 million in the quarter, representing an increase of R$12.1 million, or 10.6% over the previous quarter, mainly as a result of the 10.5% increase in total traffic (5.3% in incoming and 15.1% in outgoing traffic) and the reversal of the R$5.5 million provision of ICMS tax on subscriptions.

In 2007, net service revenues reached R$462.6 million, the highest amount posted by the company ever, higher than the R$385.0 million registered in 2006, due to the increase of R$58.6 million, or 36.5%, in interconnection revenues. This increase is mainly due to (i) improvement in the client usage profile and customer base growth, both in the prepaid and postpaid segments, and (ii) the adoption of the full billing rule.

Data revenues totaled R$8.8 million in the 4Q07, an increase of 65.6% when compared to the R$5.3 million recorded in the 3Q07. This increase is a result of the launch of new services and seasonal factors. In 2007, data revenues reached R$27.1 million, posting an increase of 3.8% when compared to the R$26.1 million recorded in 2006.

Net equipment revenues totaled R$4.6 million, a decrease of 13.4% when compared to the R$5.3 million recorded in the 3Q07. This reduction results from lower average price of handsets sold. In 2007, net equipment revenues totaled R$24.1 million, 53.0% lower than the R$51.2 million posted in 2006, as a result of lower equipment sales for new activations.

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Handset subsidies for client acquisitions totaled R$3.4 million in the 4Q07, or R$15.3 per gross addition, higher than the R$2.6 million, or R$14.6 per gross addition, recorded in the 3Q07. This difference is a consequence of the Christmas campaign. For 2007, handset subsidies amounted to R$8.3 million, in line with the previous year.

As a result, total net revenues reached R$131.5 million in the 4Q07, 9.5% higher than the previous quarter. In 2007, total net revenues amounted to R$486.7 million, an increase of 11.6% over the R$436.3 million recorded in 2006.

Operating costs and expenses

Cost of services totaled R$50.6 million in the 4Q07, almost in line with the R$49.8 million registered in the previous quarter. In 2007, cost of services reached R$194.5 million, 31.6% higher when compared to 2006. This increase is mainly due to (i) higher expenses with Fistel as a result of a higher client base growth compared to 2006, (ii) increase of outgoing traffic, and (iii) the increase of R$42.8 million in interconnection costs as a consequence of adopting the full billing rule.

Selling and marketing expenses in the 4Q07 totaled R$20.2 million, 18.3% lower than the R$24.7 million registered in the previous quarter, due to reduced expenses with client retention subsidies and personnel expenses. Selling and marketing expenses for the year totaled R$92.8 million, 9.7% less than the R$102.8 million registered in 2006. This reduction is a result of lower expenses related to (i) client retention subsidies, (ii) promotions and advertising campaigns, and (iii) transfer of the call center from the city of Belém to Belo Horizonte, which also provided a significant improvement in the quality of service.

Client acquisition cost decreased to R$130 in the 4Q07 from the R$142 recorded in the 3Q07. In 2007, client acquisition cost reached R$138, an increase of R$16 when compared to the R$122 recorded in 2006, due to the higher expenses with Fistel as a result of increased client base and higher volume of discounts offered to clients.

www.telenorteholding.com.br - 3/13

Retention costs reached R$12.3 million in the quarter, 21.6% lower than the R$15.7 million recorded in the 3Q07, due to lower subsidies expenses related to retention programs and reduced volume of promotional discounts. In 2007, retention costs totaled R$56.0 million, 12.1% lower than the R$63.7 million recorded in 2006. This reduction is a consequence of more efficient expenses related to personnel and relationship campaigns without affecting the downward trend of churn rate.

General and administrative expenses totaled R$9.0 million in the 4Q07, representing a decrease of 21.7% when compared to the R$11.5 million posted in the previous quarter. This reduction is mainly due to lower expenses with administrative consulting services and contingencies. In 2007, general and administrative expenses totaled R$38.9 million, lower than the R$39.5 million recorded in the previous year.

Bad debt provisions totaled R$4.2 million in the 4Q07, R$1.4 million above the R$2.8 million recorded in the last quarter. As a percentage of net service revenues, bad debt provisions reached 3.3%, against the 2.4% recorded in the 3Q07. In 2007, bad debt provision was reduced by 20.3%, from R$16.3 million in 2006 to R$13.0 million in 2007, reflecting higher sales with quality. This reduction is due to the establishment of rules for client acquisition focused on credit analysis, appropriate incentives for the distribution channels and new collection initiatives. As a percentage of net service revenues, bad debt provisions dropped to 2.8% in 2007, compared to the 4.2% recorded in 2006. When calculated against total net revenues, bad debt provision totaled 2.7% in 2007.

www.telenorteholding.com.br - 4/13

Average Revenue Per User (ARPU)

Postpaid MOU (minutes of use) totaled 253 in the 4Q07, an increase of 2.6% over the 246 recorded in the previous quarter. This increase is due to higher offer of promotional minutes and seasonal factors. In 2007 postpaid MOU reached 243 minutes, higher than the 221 minutes registered in the 2006, due to the effectiveness of campaigns to stimulate the use of cellular phones and to improvements in the client acquisition process.

Postpaid ARPU (average revenue per user) amounted to R$98.7 in the 4Q07, an increase of R$12.0 over the R$86.7 recorded in the 3Q07. This increase is a consequence of the improvement in the client base quality and the ICMS tax provision reversal in the amount of R$5.5 million. In 2007, postpaid ARPU reached R$89.3, higher than the R$76.9 registered in 2006, due to improvements in the profile of the client base, the reversal of the ICMS provision and the adoption of the full billing rule in July 2006.

Prepaid MOU was 48 minutes in the 4Q07, an increase of 12.3% over the 43 minutes recorded in the previous quarter, due to the success of the Christmas campaign and “15 times the amount activated” campaign launched in November. In 2007 prepaid MOU reached 44 minutes, higher than the 36 minutes in 2006, due to the effectiveness of incentive campaigns designed to stimulate usage.

Average revenue per user (ARPU) in the prepaid segment was R$17.4 in the 4Q07, a reduction of R$0.2 when compared to the R$17.6 in the previous quarter. In 2007, prepaid ARPU reached R$17.1, higher than the R$12.3 registered in 2006. This increase reflects the success of incentive campaigns promoting greater usage, which produced higher volume of outgoing and incoming traffic, as well as the adoption of the full billing rule.

As a result, total blended MOU in the 4Q07 totaled 80 minutes and blended ARPU reached R$30.4, a 5.8% increase over the R$28.7 recorded in the 3Q07. In the year, blended MOU reached 77 minutes and blended ARPU totaled to R$29.1, higher than R$25.2 ARPU recorded in 2006.

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Estimated market share of 20.3% in the 4Q07

Estimated market share was 20.3% in the 4Q07, compared to 21.1% registered in the previous quarter. Therefore, the reduction in market share, which in 2006 reached 3.5 p.p., was reduced to 1.9 p.p..

Estimated gross sales share in 4Q07 was 22.7%, in line with the previous quarter. In 2007, estimated gross sales share reached 24.0%, below the 27.3% registered in 2006. The commercial performance reached 799 thousand sales, an increase of 20% over the previous year.

EBITDA of R$144.6 million in 2007

EBITDA and EBITDA margin (excluding handset revenues) in the 4Q07 totaled R$61.0 million and 48.1%, respectively. In 2007, EBITDA and EBITDA margin reached R$144.6 million and 31.3%, respectively. EBITDA was positively impacted by the R$26.6 million reversal of ICMS provision in the state of Pará (net of lawyer’s expenses provisions).

Depreciation and amortization

Depreciation and amortization expenses totaled R$27.6 million in the 4Q07, in line with the R$27.0 million recorded in the 3Q07. Depreciation and amortization expenses for the year were R$109.9 million, down 0.9% from R$111.0 million registered in 2006. This reduction is explained by the lower investments made in 2007.

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Net financial expense of R$2.9 million in the quarter

	R$ million
	4Q06	1Q07	2Q07	3Q07	4Q07	2006	2007
Interest Expenses (a)	(31.3)	(18.9)	(24.3)	(19.1)	(12.2)	(88.6)	(74.5)
Interest Revenue (b)	3.2	2.8	2.2	1.5	3.5	12.0	10.0
Foreign Exchange Gain (Loss) (c)	4.2	8.5	13.6	8.1	5.8	21.3	36.1

Net Financial Income (Expense)	(23.9)	(7.6)	(8.5)	(9.5)	(2.9)	(55.3)	(28.4)

Note: a) Interest expenses: include financial expenses related to debt, losses on hedge operations (if any), taxes on gains with hedge operations and revenues from interest on own capital (if any); b) Interest income: includes results of cash investing activities, clients’ interest and gains on hedging operations (if any); and, c) Foreign exchange gain (loss): almost exclusively reflects currency devaluation changes on debt principal and interest payable.

Net income of R$21.6 million in the quarter

Net income in the 4Q07 reached R$21.6 million or R$3.225 per share or ADS. In 2007, net income totaled R$3.2 million.

Total debt of R$151.8 million

At the end of 2007, total debt was R$151.8 million, 100% was denominated in US dollars. As of December 31, 2007, 100% of this debt was hedged.

Net debt of R$160.2 million

As of December 31, 2007, the Company’s debt was offset by cash (cash equivalents and short-term cash investments) in the amount of R$44.8 million, but was affected by accounts payable from hedging operations in the amount of R$53.3 million, resulting in a negative net debt (net cash) of R$160.2 million.

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Debt Payment Schedule

Year	R$ million	% denominated in US$

2008	80.9	100.0%
2009	70.9	100.0%

Financial Ratios

Ratios	4Q06	1Q07	2Q07	3Q07	4Q07
Net Debt/EBITDA (1)	6.25	4.31	3.50	2.89	1.11
Net Debt/Total Assets	36%	32%	35%	33%	30%
Interest Coverage Ratio (1)	1.6	1.8	2.4	2.6	7.7
Current Liquidity Ratio	0.5	0.6	0.7	0.7	0.7
(1) Last twelve months

The improvement of the Company’s performance can be evaluated through the net debt / EBITDA ratio which was reduced to 1.11 in 2007 and through the interest coverage ratio (EBITDA/ interest paid) which improved to 7.7 in 2007.

Investments totaled R$21.9 million in the quarter

During the fourth quarter of 2007, Amazônia Celular’s capital expenditures reached R$21.9 million and, in 2007, totaled R$28.0 million. The breakdown of such investments is as follows:

CAPEX BREAKDOWN

CAPEX (R$ million)	4Q06	1Q07	2Q07	3Q07	4Q07	2007
Network	19.5	2.5	(3.2)	4.3	19.6	23.2
IT	4.9	0.1	0.1	0.0	0.5	0.7
Others	3.4	0.7	0.6	1.0	1.8	4.1
TOTAL	27.8	3.3	(2.5)	5.3	21.9	28.0

Free cash flow

In the 4Q07, free cash flow totaled R$30.5 million, higher than the R$13.0 million recorded in the previous quarter. This difference is mainly related to EBITDA increase.
In 2007, free cash flow reached R$56.7 million, higher than the negative R$2.4 million recorded in the previous year. This difference is mainly due to the higher EBITDA.

www.telenorteholding.com.br - 8/13

For further information please contact

Tele Norte Celular Participações S.A.
Investor Relations Department
André Mastrobuono / Ricardo Agostini / Renata Pantoja
Phone: (+55 31) 9933-3535
E-mail: ri@telepart.com.br

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the future results of the Company’s operations may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

www.telenorteholding.com.br - 9/13

OPERATIONAL DATA

	2006		2007					Var. %

	4th Quarter	YTD	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	YTD	(4Q07/3Q07)

Licensed Pops (in millions)	17.6	17.6	17.6	17.6	17.6	17.6	17.6	0.0%

Clients	1,210,780	1,210,780	1,256,134	1,291,482	1,311,865	1,416,620	1,416,620	8.0%
Postpaid	232,271	232,271	219,614	211,077	208,355	212,553	212,553	2.0%
Prepaid	978,509	978,509	1,036,520	1,080,405	1,103,510	1,204,067	1,204,067	9.1%

MOU Incoming								0.0%
Postpaid	84	85	80	83	83	85	83	2.0%
Prepaid	28	24	26	27	27	27	27	1.3%
MOU Outgoing								0.0%
Postpaid	155	136	152	161	163	167	161	2.9%
Prepaid	17	12	18	16	16	21	18	30.5%

Total Outgoing Traffic (Million of Minutes)	158.9	544.0	156.5	153.3	155.0	178.4	643.2	15.1%
Total Incoming Traffic (Million of Minutes)	142.9	534.3	133.1	139.7	140.3	147.7	560.8	5.3%

Average Revenue per User - ARPU (R$)	28.6	25.2	28.4	28.9	28.7	30.4	29.1	5.8%
Postpaid	75.2	76.9	85.4	86.9	86.7	98.7	89.3	13.9%
Prepaid	17.3	12.3	15.8	17.1	17.6	17.4	17.1	-1.1%

Service Revenues (R$ millions)								0.0%
Monthly Fee	11,219	70,446	19,926	19,126	17,741	21,635	78,428	22.0%
Outgoing Traffic	38,079	142,585	33,794	36,974	39,226	45,161	155,155	15.1%
Incoming Traffic	55,043	160,457	52,130	54,091	55,291	57,576	219,088	4.1%
Other	2,297	11,551	2,598	2,378	2,484	2,485	9,944	0.0%

TOTAL	106,638	385,040	108,447	112,570	114,742	126,857	462,616	10.6%

Data Revenues (% of net serv. revenues)	5.8%	6.8%	6.4%	5.3%	4.6%	6.9%	5.9%	2.6 p.p.

Cost of Services (R$ millions)
Leased lines	8,900	37,270	8,548	8,742	9,794	6,926	34,010	-29.3%
Interconnection	27,920	63,239	24,655	25,894	27,522	27,926	105,997	1.5%
Rent and network maintenance	5,767	21,734	6,152	5,471	6,354	7,027	25,004	10.6%
FISTEL and other taxes	3,554	20,400	6,448	6,095	5,721	8,045	26,309	40.6%
Other	227	5,150	1,128	882	444	716	3,169	61.4%

TOTAL	46,369	147,792	46,931	47,083	49,835	50,640	194,489	1.6%

Churn - Annualized Rate	86.4%	54.9%	35.9%	42.7%	47.7%	35.2%	40.4%	-12,5 p.p.
Postpaid	27.4%	25.1%	27.0%	26.7%	23.1%	21.7%	24.7%	-1,4 p.p.
Prepaid	100.5%	62.3%	37.9%	46.0%	52.5%	37.7%	43.6%	-14,7 p.p

Cost of Acquisition (R$)	96	122	139	141	142	130	138	-8.5%
Retention Costs (% of net serv. revenues)	13.3%	16.5%	13.8%	11.6%	13.7%	10.1%	12.2%	-3,5 p.p
CAPEX (R$ millions)	27.8	51.3	3.3	(2.5)	5.3	21.9	28.0	316.4%

Number of locations served	212	212	212	213	213	213	213	0.0%
Number of cell sites	690	690	693	692	697	706	706	1.3%
Number of switches	14	14	14	14	14	18	18	28.6%

Headcount	814	814	374	359	391	419	419	7.2%
Market Share	22.2%	22.2%	22.3%	21.9%	21.1%	20.3%	20.3%	0,8 p.p.

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INCOME STATEMENT (BR GAAP)

(in R$ 000)

	2006		2007					Var. %

	4th Quarter	YTD	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	YTD	4Q07/3Q07)

Service Revenues - GROSS	192,202	630,259	191,604	185,995	189,513	218,204	785,316	15.1%
Equipment Revenues - GROSS	16,559	74,006	9,970	10,729	7,663	6,035	34,397	-21.2%

Total Revenues - GROSS	208,761	704,265	201,574	196,724	197,176	224,239	819,713	13.7%
Taxes	(91,138)	(267,987)	(86,135)	(76,969)	(77,121)	(92,780)	(333,005)	20.3%

Service Revenues - NET	106,638	385,040	108,447	112,570	114,742	126,857	462,616	10.6%
Equipment Revenues - NET	10,985	51,238	6,992	7,185	5,313	4,602	24,092	-13.4%

Total Revenues - NET	117,623	436,278	115,439	119,755	120,055	131,459	486,708	9.5%

Cost of Services	46,369	147,792	46,931	47,083	49,835	50,640	194,489	1.6%
Cost of Equipment	13,526	59,515	7,758	8,737	7,873	8,015	32,383	1.8%
Selling & Marketing Expenses	23,473	102,827	23,318	24,535	24,749	20,222	92,824	-18.3%
Bad Debt Expense	5,465	16,325	3,330	2,637	2,800	4,247	13,014	51.7%
General & Administrative Expenses	15,930	39,465	8,718	9,655	11,530	9,029	38,932	-21.7%
Other operating expense (income)		33,605	(3,012)	(1,765)	-		(29,565)	608.5%

EBITDA	(23,371)	36,749	28,396	28,873	26,334	61,028	144,631	131.7%
%	-21.9%	9.5%	26.2%	25.6%	23.0%	48.1%	31.3%	25,2 p.p.

Depreciation & Amortization	31,316	110,970	28,176	27,074	27,046	27,647	109,943	2.2%
Interest Expense	31,306	88,587	18,929	24,297	19,056	12,196	74,478	-36.0%
Interest Income	(3,177)	(11,965)	(2,808)	(2,192)	(1,528)	(3,461)	(9,989)	126.5%
Foreign Exchange Loss (Gain)	(4,257)	(21,341)	(8,559)	(13,616)	(8,067)	(5,839)	(36,081)	-27.6%
Others	326	793	14	(627)	504	1,622	1,513	221.8%
Income Taxes	(12,426)	(28,603)	-	-	-	-	- -
Minority Interests	(17,263)	(25,611)	(1,763)	(1,388)	(2,527)	7,251	1,573	-386.9%

Net Income (loss)	(49,196)	(76,081)	(5,593)	(4,675)	(8,150)	21,612	3,194	-365.2%

Number of shares (thousand)*	335,084,155	335,084,155	335,084,155	335,084,155	6,701,682	6,701,682	6,701,682	0.0%
Earnings per thousands shares (R$)**	(0.147)	(0.227)	(0.017)	(0.014)	(1.216)	3.225	0.477	-365.2%
Earnings per ADS (R$)	(7.341)	(11.353)	(0.835)	(0.698)	(60.806)	161.243	23.830	-365.2%

(1) Interest paid: 4Q06 - R$4,806 thousand; 1Q07 - R$7,820 thousand; 2Q07 - R$3,904 thousand; 3Q07 - R$6,961 thousand; and, 4Q07 - R$0.
* 3Q07, 4Q07 and YTD 2007: number of shares.
** 3Q07, 4Q07 and YTD 2007: earnings per share (R$).

www.telenorteholding.com.br - 11/13

BALANCE SHEET (BR GAAP)

(in R$ 000)

	4Q07	3Q07		4Q07	3Q07

Current Assets			Current Liabilities
Cash & cash equivalents	9,884	4,499	Loans & Financing	80,936	84,025
Tempory Cash Investments	34,953	23,381	Loan Interest	4,656	1,323
Accounts Receivable	81,296	82,215	Suppliers	83,694	97,834
Taxes Receivable	18,153	16,899	Taxes Payable	8,228	4,315
Other Assets	14,102	18,417	Dividends	3,297	100

	158,388	145,411	Other Current Liabilities	37,272	17,316

				218,083	204,913

Long-term Assets	94,252	94,239	Loans & Financing	70,852	73,556

Deferred Assets	2,442	-	Other Long-term Liabilities	120,379	146,696

Plant & Equipment			Minority Interest	31,768	24,517
Cost	1,024,131	1,002,537
Accum Depreciation	(750,002)	(722,791)	Shareholders' Equity	88,129	69,714

	274,129	279,746

	529,211	519,396		529,211	519,396

CASH FLOW (BR GAAP)

(in R$ 000)

	4Q07	YTD 2007

Operating activities
Net income	21,612	3,194
Adjustments to reconcile net income to net cash from
operating activities
Depreciation and amortization	27,647	109,943
Foreign exchange gains and indexation (principal)	1,546	(28,226)
Unrealized losses (gains) on cross-currency interest swaps	9,097	30,857
Minority interest	7,251	1,573
Reversal of provision for contingencies and other	(33,963)	(27,805)
Changes in operating assets and liabilities	(18,509)	(33,317)

Cash provided by operating activities	14,681	56,219

Investing activities
Cash proceeds from disposals of property and equipment	25	143
Additions to property and equipment	(9,321)	(15,365)

Cash used in investing activities	(9,296)	(15,222)

Financing activities
Proceeds from issuance of debt	-	150,497
Payment of debt	-	(204,281)
Dividends paid	-	(3)

Cash used in financing activities	-	(53,787)

Increase (decrease) in cash and cash equivalents	5,385	(12,790)
Cash and cash equivalents, beginning of the period	4,499	22,674

Cash and cash equivalents, end of the period	9,884	9,884

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GLOSSARY OF KEY INDICATORS

I) Average Clients

a) Average clients – monthly

Sum of clients at the beginning and the end of the month
                                        2

b) Average clients – quarterly and year-to-date

Sum of the average clients for each month of the period
                  Number of months in the period

II) Churn Rate (Annualized)

a) Churn % quarterly

Sum of deactivations / Sum of average monthly opening clients for the 3 months x 12
                                                                  3

b) Churn % - year to date

YTD deactivations / Sum of average monthly opening clients since the beginning of the year x 12
                                                      Number of months in the period

III) MOU – Minutes of Use (Monthly)

Number of total billable minutes for the period / Average clients for the period
                                    Number of months in the periods

IV) ARPU – Average Revenue per User

Net service revenues for the period (excluding roaming-in revenues)
                              Average clients for the period

V) Client Acquisition Cost

(Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),
Commissions, Handsets subsidies, Advertising and promotions,
FISTEL tax (activation tax), less Activation fee for the period)
             Number of gross activations in the period

VI) Free Cash Flow

Free Cash Flow = (EBITDA – CAPEX – Taxes – Net Financial Expenses*
– Minority Interests – Working Capital Variation)

* Considers interest paid.

VII) Working Capital Variation

Working Capital Variation = ( Δ Current Assets – Δ Cash & Cash Equivalents) –
(Δ Current Liabilities – Δ Short Term Loans and Financing - Δ Loan Interest - Δ Dividends)

VIII) Interest Coverage Ratio

Interest Coverage Ratio = EBITDA / Interest Paid

IX) Current Liquidity Ratio

Current Liquidity Ratio = Current Assets / Current Liabilities

X) EBITDA

EBITDA = Operational Revenues - Operational Costs - Operational Expenses* - Bad Debts
                                                    * Does not include profit sharing.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2008

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ André Mastrobuono

Name:	André Mastrobuono
Title:	CEO, CFO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.